VIA EDGAR and VIA FACSIMILE (703.813.6984)
April 23, 2009

Tom Kluck	Stacie D. Gorman
Legal Branch Chief	Division of Corporation Finance
Division of Corporation Finance	United States Securities & Exchange Commission
United States Securities & Exchange Commission	100 F Street, NE
100 F Street, NE	Washington, DC 20549-6010
Washington, DC 20549-6010

Re:	HEALTH CARE REIT, INC.: Form 10-K filed March 2, 2009 Schedule 14A filed March 25, 2009 SEC File No. 001-08923
Dear Mr. Kluck and Ms. Gorman:
The purpose of this letter is to respond to the comments raised in your letter addressed to Health Care REIT, Inc. (the “Company”) dated April 3, 2009. Our response to each comment is set forth below and, as indicated below, a disclosure will be included in future Form 10-K filings, amendments and updates thereto or future proxy statements, as the case may be.
Form 10-K filed March 2, 2009
Item 2. Properties, page 36
1.	For your medical office building holdings, it appears that the occupancy rates and rental rates constitute material information for investors. Please tell us the occupancy rate expressed as a percentage and the average annual rent per square foot for your medical office building holdings, on a portfolio basis, and compare such rates with last year’s rates. Such disclosure should be included in future filings. Also, please tell us why such disclosure would not be material for your other investments.
RESPONSE:
We agree that investors may find information relating to occupancy and rental rates useful in understanding the operations of medical office buildings and investment properties. The disclosure below supplements the information included in “Item 2 — Properties” on pages 36-39 of the 2008

April 23, 2009

Form 10-K. We will include a similar disclosure in Item 2 of future Form 10-K filings, amendments and updates thereto.
     The following table sets forth occupancy and average annualized income for these property types:

			Average Annualized
	Occupancy (1)		Income (2)
	2008	2007	2008	2007
Medical office buildings	90.4%	91.3%	$18	$17	per sq. ft.
Investment properties:
Independent living/CCRCs	90.6%	92.7%	11,701	7,865	per unit
Assisted living facilities	88.8%	88.7%	10,805	9,308	per unit
Skilled nursing facilities	83.9%	84.8%	5,972	5,936	per bed
Specialty care facilities	49.5%	55.8%	28,107	20,645	per bed

(1)	Medical office building occupancy represents the percentage of total rentable square feet leased and occupied (including month-to-month and holdover leases and excluding terminations and discontinued operations) as of December 31, 2008 and 2007. Occupancy for investment properties represents average quarterly operating occupancy based on the quarters ended September 30, 2008 and 2007 and excludes properties that are unstabilized, closed or for which data is not available or meaningful. The Company uses unaudited, periodic financial information provided solely by tenants/borrowers to calculate occupancy for investment properties and has not independently verified the information.

(2)	Average annualized income represents annualized income divided by total beds, units or square feet as presented in “Item 2 — Properties” of the Annual Report on Form 10-K.
2.	We note future minimum lease receivable disclosure on page 86 that covers the next five years. Please tell us why you have not included a schedule of lease expiration for the next 10 years for the investments, on an aggregate or portfolio basis, disclosed in this section.
RESPONSE:
We understand that investors may find lease expiration data for the next 10 years (for investments and on a portfolio basis) helpful in understanding the risks relating to our business. The disclosure below supplements the information included in “Item 2 — Properties” on pages 36-39 of the 2008 Form 10-K. We will include a similar disclosure in Item 2 of future Form 10-K filings, amendments and updates thereto.
     The following table sets forth information regarding lease expirations as of December 31, 2008 (dollars in thousands):

April 23, 2009

	Independent	Assisted	Skilled	Specialty	Total	Medical	Total
	Living/	Living	Nursing	Care	Investment	Office	Rental
Year	CCRCs	Facilities	Facilities	Facilities	Properties	Buildings	Income (1)

2009	$—	$—	$332	$—	$332	$12,443	$12,775
2010	—	—	—	—	—	9,181	9,181
2011	9	1,681	5,295	—	6,985	10,526	17,511
2012	5,056	3,754	6,904	—	15,714	11,468	27,182
2013	7,909	567	—	—	8,476	8,368	16,844
2014	—	2,872	8,356	—	11,228	8,029	19,257
2015	—	—	1,927	—	1,927	7,852	9,779
2016	—	582	6,435	—	7,017	13,319	20,336
2017	—	14,780	3,627	2,106	20,513	5,455	25,968
2018	3,594	35,877	16,241	6,330	62,042	2,080	64,122
Thereafter	62,912	49,665	114,929	41,526	269,032	10,885	279,917

Total	$79,480	$109,778	$164,046	$49,962	$403,266	$99,606	$502,872

(1)	Rental income represents annualized base rent for effective lease agreements. The amounts are derived from the current contracted monthly base rent including straight-line for leases with fixed escalators or annual cash rent for leases with contingent escalators, net of collectability reserves, if applicable. Rental income does not include common area maintenance charges or the amortization of above/below market lease intangibles.
Comments on Schedule 14A filed March 25, 2009
Executive Compensation, page 10
3.	We note that you target compensation levels against the median level of your peer group. For each named executive officer, to the extent you awarded compensation outside of the targeted parameters, please identify the officer and tell us why you awarded compensation to the officer at a level that was above or below the targeted parameter and include such disclosure in future filings.
RESPONSE:
As disclosed in the 2009 Proxy Statement, our compensation programs are structured to provide market-competitive compensation opportunities for our executives in order to attract and retain top management talent, link compensation to the achievement of our short-term and long-term goals and align management and stockholder interests. The Compensation Committee annually conducts a comprehensive review of our executive compensation programs, including a comparative analysis of our compensation practices versus those of our peers and a review of the five-year history of the compensation paid to each executive. At the same time, the Committee considers a number of other factors, including the executive’s experience, the scope of the executive’s role in the organization and the executive’s individual performance. Following this review, the Committee establishes target total compensation opportunities, which may be above or below the market median, since external

April 23, 2009

market data is only one of many factors considered. Similarly, actual compensation, in particular actual cash bonuses and actual long-term incentive awards, may be above or below target compensation opportunities based on achievement of the specific corporate performance goals and individual performance factors, as described on pages 13-16 of the 2009 Proxy Statement.
When examining comparisons to external data, it is important to understand the dynamic executive compensation environment we have faced over the past several years. Executive compensation levels among REITs have increased significantly, and as we have grown, our relevant comparative peer group has included larger companies with higher levels of executive compensation. The combination of these two factors has resulted in dramatic year-over-year changes in competitive medians. Although the Committee’s intention is to generally provide market-competitive levels of compensation, which it has defined as median compensation, the Committee has also been prudent in granting year-over-year increases in compensation to our executives. As a result, the actual increases in target compensation opportunities, while substantial, have not brought all executives’ target pay opportunities to the peer group median. In addition, as previously discussed, the Committee considers many other factors besides external market data when setting target compensation opportunities.
As part of the comparative analysis, Mr. Chapman’s compensation was compared to other chief executive officers within the peer group. His actual total direct compensation earned for 2008 was between the median and 75th percentile of the peer group, which was due to above-target corporate performance and his strong individual performance.
Mr. Estes’ compensation was compared to other chief financial officers as well as the average of the third through fifth highest paid executives within the peer group. Mr. Estes’ actual total direct compensation earned for 2008 was below median and very close to median for the chief financial officer group and the third through fifth highest paid group, respectively. Although the Company’s performance and Mr. Estes’ individual performance were strong in 2008, his actual total direct compensation earned for 2008 was below these medians because his target compensation opportunity was below median since he is relatively new to the Chief Financial Officer position.
Mr. Braun’s compensation was compared to other presidents/chief operating officers as well as to the second highest paid executives within the peer group. As compared to the first group, his actual total direct compensation was at the 75th percentile of the peer group and as compared to the second highest paid executives, his actual total direct compensation was above the 75th percentile of the peer group. Mr. Braun’s actual compensation was above these medians due to above-target corporate performance and his strong individual performance.
Mr. Herman’s compensation was compared to other chief investment officers as well as to the average of the third through fifth highest paid executives within the peer group. As compared to other chief investment officers, Mr. Herman’s actual total direct compensation was in the lower quartile and as compared to the average of the third through fifth highest paid executives, his actual total direct compensation was at the peer group median. Although the Company’s performance and

April 23, 2009

Mr. Herman’s individual performance were strong in 2008, his actual total direct compensation did not exceed the peer group median because Mr. Herman’s target compensation opportunity was set below a median that, for the most part, is based on compensation of chief investment officers who occupy the second highest paid positions in companies (versus the third highest paid).
Mr. Miller’s compensation was compared to other general counsel as well as to the average of the third through fifth highest paid executives within the peer group. As compared to other general counsel, Mr. Miller’s actual total direct compensation was above median due to above-target corporate performance and his strong individual performance. As compared to the average of the third through fifth highest paid executives, his actual total direct compensation was at the peer group median.
In future proxy statements, we will clarify the description of our compensation philosophy and, with respect to targeted compensation opportunities, deviations from the peer group median.
*  *  *
In connection with responding to your comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope you will find the foregoing responsive to your comments. If you have any questions regarding any of the above, please do not hesitate to call Paul D. Nungester, Vice President and Controller of the Company, or the undersigned, Scott A. Estes, at 419-247-2800. Thank you very much.

Very truly yours,

HEALTH CARE REIT, INC.

By:	/s/ Scott A. Estes Scott A. Estes
Its:	Executive Vice President and Chief Financial Officer